

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 4, 2018

Raymond Ming Hui Lin
Chief Executive Officer
CLPS Incorporation
c/o 2nd Floor, Building 18, Shanghai Pudong Software Park
498 Guoshoujing Road, Pudong, Shanghai 201203
People's Republic of China

> **Re:** **CLPS Incorporation**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted December 8, 2017**
> **CIK No. 0001724542**

Dear Mr. Lin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Facing Page

1. Please advise us why you checked the box that your offering will be made on a delayed or continuous basis pursuant to Rule 415. We note, for example, that there is no selling shareholder or resale offering disclosed in your registration statement. Further, given that you do not appear to be registering a resale offering, explain the reference to "[r]esales of common stock issuable upon exercise of the underwriter warrants" in footnote 3 to the fee table.

Prospectus Cover Page

2. Please revise to disclose the anticipated beneficial ownership of your common stock by Chairman Xiao Feng Yang and CEO Raymond Ming Hui Lin on your prospectus cover page after your initial public offering. In addition, advise whether you will be a "controlled company" under NASDAQ Capital Markets rules following this offering. If so, provide corresponding disclosure where appropriate, including on the cover page and

in your risk factor and management sections, and clarify whether you will take advantage of any controlled company exemptions from corporate governance rules.

Table of Contents, page i

3.   Please re-locate the last two paragraphs on page i and the glossary appearing on page ii so that the prospectus summary more immediately follows the table of contents. For example, consider moving this text so that it appears after the summary.

Prospectus Summary

Our Company, page 2

4.   Please revise to clarify the extent to which you provide proprietary software solutions to your Consulting Services clients. On page one, you reference "turn-key financial solutions," "sales and delivery platforms for IT services and solutions," and a "common platform." Please clarify what you mean by these terms and whether your services to your banking and credit card clients involve the use of your software by your clients or if you are referring solely to developer tools used by your clients. For example, it is unclear whether your Consulting Services involve clients hiring your employees as outsourced IT software developers to build or modify their own proprietary systems or to implement your own software systems.

Industry and Market Background, page 3

5.   On page 4 of your prospectus summary, you provide a diagram of the IT Solutions in Banking Industry, which includes four types of solutions and many sub-solutions. Please revise to clarify which of these categories of solutions you compete in. In this regard, we note that under the Business Type Solutions, there are two categories called "Core Banking System" and "Credit Card Operating System." To the extent your Consulting Services line of business encompasses a broader set of markets, please clarify. As you know, the summary should be brief and should highlight only the key aspects of the company and the offering. Refer to Item 503(a) of Regulation S-K.

Our Corporate Structure, page 7

6.   Please clarify if your cross-reference to "Our Corporate Structure" to a later portion of your prospectus, with more details of your corporate history, is referring to the Corporate History and Background subheading on page 52 or if you will provide a new "Our Corporate Structure" section in a subsequent amendment. We were unable to find an "Our Corporate Structure" section outside of the prospectus summary.

Risk Factors

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future, page 22

7.   This risk factor indicates that you have not previously paid any cash dividends, but disclosures on page 45 and F-7 indicate that you paid dividends to existing shareholders during fiscal 2017 and 2016. Please advise or revise as appropriate.

Risks Related to Doing Business in China, page 23

General

8.   We note from your disclosures that the majority of your operations are conducted in China. Please expand your risk factor disclosures to address the risk that U.S. regulators' ability to conduct investigations and inspections within China is limited.

Substantial uncertainties exist with respect to the enactment timetable and final ..., page 23

9.   This risk factor states that wastewater treatment products are not currently subject to the foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment. Please revise to clarify the relevance of this disclosure and revise to disclose how such MOFCOM regulations affect the service lines of CLPS. We note in this regard the disclosure on page 70 stating that under applicable PRC regulations, IT services fall into the category of industries in which foreign investment is encouraged.

Use of Proceeds, page 34

10.   You indicate that approximately 40% of your net offering proceeds are intended to be used for global expansion. Please clarify what you mean by "global expansion," such as if this term refers to opening new or expanding existing locations, expanding sales and marketing, entering new markets in countries outside of China, and/or acquiring new companies or entering into strategic alliances or joint ventures.

11.   Please clarify whether any offering proceeds will be used to retire the amounts owed to your senior management or other related parties that are disclosed on pages 81 and F-26.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of Company, page 38

12.   On page 39, you indicate that you "derive a substantial portion of [y]our revenues" in China. Please revise to clarify the amount of revenue that you generate outside of China.

Factors Affecting Our Results of Operations, page 40

13.   You describe that your results of operations are significantly affected by your ability:
        (i) to obtain new clients and repeat business from existing clients; (ii) to expand your
        portfolio of service offerings; and (iii) to attract, retain and motivate qualified employees.
        Further on page 15, you disclose that your utilization levels significantly impact your
        gross margins and profitability. Please advise us whether senior management uses key
        operating metrics or similar measures relating to these factors in managing your business,
        and if so, provide appropriate disclosure to the extent material to an understanding of
        your results of operations.

Results of Operations

For the Years Ended June 30, 2017 and 2016, page 40

14.   We note from your disclosures on page 40 that your ability to obtain new clients, as well
        as your ability to maintain and increase business from your existing clients, is one of the
        most significant factors that affect your business and results of operations.   We further
        note from your disclosures that your ability to expand your portfolio of service offerings
        is also one of the most significant factors that affect your business and results of
        operations. Please revise your disclosures to discuss the increase in revenues attributable
        to both new and existing clients as well as the increase in revenues attributable to both
        new and existing service offerings. Refer to Item 5.A of Form 20-F and Section III.D of
        SEC Interpretive Release No. 33-6835.

Revenue, page 41

15.   On page 41, you disclose that 92.9% of your fiscal year 2017 revenue is derived from IT
        consulting service and a "majority of [y]our time-and-expense contracts are generated by
        [y]our IT consulting service for clients in the financial services industry." Please revise
        to provide more specificity as to the percentage or amount of your IT consulting service
        revenue that is billed through time-and-expense contracts. Similarly, please clarify what
        you mean by "most of our clients in the financial industry are international banks" by
        providing a more quantified description.

16.   In the third paragraph on page 42, you state that your IT consulting services business
        "significantly increased by 99.1 % to $1.8 million." The reference here to "IT consulting
        services" appears to be in error and these amounts refer instead to your Customized IT
        Solution Service line of business. Please revise as appropriate.

Liquidity and Capital Resources, page 44

17.   Please revise to disclose material amounts of cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. Further, please disclose any restrictions on foreign exchange and your ability to transfer cash between entities and to any U.S. investors. Refer to Item 5.B of Form 20-F.

18.   Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please revise to disclose your days sales outstanding at each balance sheet date and the impact it has on your cash flows. Refer to Item 5.B.1 of Form 20-F.

Our Business

Corporate History and Background, page 52

19.   Please revise to provide a more detailed description of the reorganization transaction, including descriptions of the specific transactions and agreements used to accomplish your current Cayman Islands holding company structure. Before-and-after-the-reorganization organization charts may add clarity. We note in this regard the organization chart presented on page 7.

20.   On page 53, you list your four wholly owned subsidiaries and equity interests in six PRC or Hong Kong limited liability companies. Please revise to describe briefly the activities or operations that are conducted by each of these entities, and clarify if any of them contribute a material amount of your total revenue.

Customers, page 61

21.   In a risk factor on page 12, you disclose that a single customer accounted for 38.6% and 59.2% of your total revenue for the fiscal years 2017 and 2016, respectively. Please revise to provide a more detailed description of your relationship with this customer, including which types of services are provided, the billing method(s) for you agreement(s), and whether such agreement(s) involve long term contracts or arrangements. Also, please advise us whether you have any material agreements with this client upon which you are substantially dependent. Refer to Item 601(b)(10) of Regulation S-K.

22.   On page 1, you provide the names of "Technology" clients, such as ebay, Fair Isaac Information Technology, Sony, and Novartis. Please clarify whether these Technology clients are customers of your Solution Services line of business. Further, please clarify the extent to which your banking and credit card Consulting Services clients are also

clients of your Solutions Services line of business. We note that you disclose on page 42 that part of your business strategy is cross-selling your services. Clarify, where appropriate, whether this cross-selling strategy is referring to Consulting Services clients also becoming Solution Services clients, or if you are referring to cross-selling products within the respective line of business.

Regulation

Regulation Relating to PRC Information Technology Service Industry, page 70

23.   Please clarify whether you or your subsidiaries have received the qualification certificates from the Ministry of Industry and Information Technology for companies in China that engage in system integration.

Management, page 73

24.   Please advise us whether you have any additional member of senior management or employees upon whom you are dependent, pursuant to Item 6.A of Form 20-F. In this regard, we note your statement on page 12 that your success depends substantially on the continued services of your senior executives and other key employees.

25.   You refer to Chairman Xiao Feng Yang as the "founder chairman of the Company" and refer to him as a founder throughout your prospectus. Please clarify why you refer to Mr. Yang as a founder. In your corporate history disclosures, you state that Jingsu Pan and Xiaochung Deng established your primary operating subsidiary, CLPS Shanghai, in August 2005. It appears Mr. Yang first acquired a controlling interest in CLPS Shanghai on October 13, 2013, years after CLPS Shanghai commenced operations.

26.   Please revise to clarify whether you are exempt from any exchange corporate governance rules due to your status as a foreign private issuer and/or a controlled company, and whether you are nevertheless voluntarily complying with such rules. Further, clarify whether any of your corporate governance practices differs from those required under exchange listing requirements for domestic companies.

27.   You disclose on page 74 that your directors are not subject to a term of office. In both your management and risk factors sections, please clarify, if true, that there is no requirement for annual election of directors. We note that you disclose on page 81 you reference a director election at your "next annual meeting," but shareholder meetings only "may be held annually" on page 83. To the extent that you will hold annual meetings and director elections voluntarily or pursuant to the rules of the exchange rules, please clarify.

Related Party Transactions, page 81

28.   The introductory paragraph to this section states that you are providing disclosure of related party transactions since July 1, 2015. Please revise to ensure that you provide the required information covering your past three fiscal years and the ensuing period. Refer to Item 7.B of Form 20-F.

29.   We note that you disclose a balance of $1,722,711 and $1,140,975 due to your CEO Raymond Ming Hui Lin at the end of the fiscal years 2017 and 2016, respectively. The footnote on page 81 references this amount is related to unpaid bonuses, dividends, wages, and other benefits to your executives. Please revise to provide more detail of the transactions that resulted in this related party balance. We note, for example, that the amount of these related party liabilities greatly exceeds the total executive compensation paid to Mr. Lin in fiscal year 2016, as disclosed on page 78.

30.   On page 44 of your Liquidity and Capital Resources section, you disclose that you have historically funded your working capital needs from operations, advance payments from customers and shareholders, and "related party advances." Please clarify whether any of these related party advances have occurred in the past three fiscal years and are related party transactions that are required to be disclosed pursuant to Item 7.B of Form 20-F.

31.   Please clarify whether any of the transactions or agreements related to your 2017 reorganization constitute related party transactions requiring disclosure pursuant to Item 7.B of Form 20-F. For any related party agreements, tell us how you concluded they are not required to be filed as exhibits to the registration statement.

Underwriting, page 96

32.   Please revise to clarify the role of Cuttone & Co., LLC as an underwriter for your IPO. In this regard, we note that Cuttone & Co. is identified on page 9 as one of the underwriter representatives, along with The Benchmark Company.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-4

33.   Please revise your presentation on the face of the consolidated balance sheets to more clearly indicate the amount classified as current liabilities.

Note 1. Organization and Description of Business, F-8

34.   We note that you conduct business primarily through subsidiaries established in China. Please describe the terms and conditions associated with your percentage of ownership in

each of the various subsidiaries. Clarify which entities are consolidated through equity ownership and through contract and identify any relationships amongst the parties.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

35.   We note from your disclosures on page 58 that you have developed a series of credit card solutions in order to better meet the needs of your clients. We further note that you have developed a loyalty reward solution built on block chain technology, which allows domestic banks to track and trace transactions in real-time. Please explain how you recognize revenues for these particular solutions and cite the accounting guidance you are relying upon.

36.   We note from your disclosures on page 42 that customized IT solution services contribute favorably to your client retention and understanding of your clients' businesses, and provide opportunities to cross-sell your other services. Please tell us whether you provide customized IT solution services and IT consulting services to the same clients, and if so, describe how you allocate the total arrangement consideration among the individual deliverables. As part of your response, explain how you considered the guidance in ASC 605-25-25-(1-6).

37.   We note that fixed-price customized solution contract revenues are recognized as the services are performed using the percentage of completion method of accounting. Please explain why you believe labor time, the input measure, represents the best available indicator of the pattern and timing in which contract obligations are fulfilled. As part of your response, explain how you considered the guidance in ASC 605-35-25-(70-78) and ASC 985-605-25-(88-107).

38.   We note that you use the best estimate of the selling price ("BESP") because your customized application differs substantially from that of competitors and it is difficult to obtain the reliable standalone competitive pricing necessary to establish third-party evidence of the selling price ("TPE"). Please revise your disclosures to explain the significant factors, inputs, assumptions and methods you use to determine the BESP. Refer to ASC 605-25-50-2.

Note 16. Segments Information and Revenue Analysis, page F-31

39.   Please revise to disclose the amount of revenues from your country of domicile. In addition, clarify whether the amount of revenues attributable to any individual foreign country is material. Refer to ASC 280-10-50-41.

Recent Sales of Unregistered Securities, page II-1

40.   Please revise to include disclosure of all sales of unregistered securities for the past three fiscal years, including sales that occurred prior to your 2017 reorganization and creation of your Cayman Islands holding company structure. You should include sales of securities related to CLPS Shanghai and its parent companies or predecessors. Refer to Item 701 of Regulation S-K.

Other Matters

41.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

42.   Please advise us whether you intend to include graphics in the forepart of your prospectus., and if so,supplementally provide us with copies of any pending graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

43.   We note that you provide industry statistics and market information based on IDC research. Please advise us whether you commissioned these report(s) by IDC.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any other questions.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor
                                        Office of Information
                                        Technologies and Services

cc: F. Alec Orudjev, Esq.
        Schiff Hardin LLP